SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)*


                                CLST Holdings, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    150925204
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                            Attention: David Sandberg
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                April 27, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.19%**

14   TYPE OF REPORTING PERSON

     IN

_________________________________
**	Based on 20,553,205 shares of common stock of CLST Holdings, Inc.
outstanding at October 8, 2008, as reported in CLST Holdings, Inc.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008 filed with the Securities and Exchange Commission on October 14, 2008.

                                Page 2 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,561,554

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.19%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 3 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,341,106
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 3,341,106

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,341,106

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.26%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 4 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.67%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 5 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.67%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 6 of 11 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  260,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  260,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.27%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 7 of 11 pages

ITEM 4.  Purpose of Transaction.

	Item 4 as previously filed is amended by adding the following language:

On March 18, 2009, David Sandberg, Red Oak Fund, L.P. ("Red Oak Fund") and Red Oak Partners LLC ("Red Oak Partners") sent a letter, attached as Exhibit A, to CLST Holdings (the "Company") demanding, pursuant to 8 Del. Code ss. 220, to inspect and copy certain documents and records of the Company. Specifically, they requested to see all records pertaining to minutes and analysis for stockholder nominations for the election of directors, classes of director and their terms, and discussions by the company and Board regarding amending the size of the Board from January 1, 2007 to present. The Reporting Persons planned to use the above stated information in order to asses their rights relative to Board representation, decide whether or not to nominate director/s and facilitate discussions (under full compliance with applicable laws) with other shareholders.

On March 19, 2009, Mr. Sandberg, Red Oak Fund and Red Oak Partners sent a letter, attached as Exhibit B, to the Company stating that via Section 211 of the Delaware Law, it intends to have the Company hold its 2008 annual meeting, should the Company decide to hold its 2009 annual meeting without holding its 2008 meeting. At the next shareholders meeting, the Reporting Persons intend to put forth several proposals including: a shareholder vote requesting the Board to implement the 2007 plan of dissolution, a shareholder vote to express disapproval of CLST Asset LLC's purchase of FCC Investment Trust I, a shareholder vote to express disapproval of the 2008 Long Term Incentive Plan, a shareholder vote to express disapproval of a purchase agreement effective December 10, 2008 for CLST Asset Trust II, and a shareholder vote to express disapproval of the February 13, 2009 transaction in which CLST Asset III, LLC purchased assets, receivables and installment sales contracts from Fair Finance Company, partly owned by Timothy Durham who is an officer and director of the Company. Red Oak understands that such votes are in the nature of requests to the board or advisory statements.

On March 19, 2009, Mr. Sandberg, Red Oak Fund and Red Oak Partners sent a letter, attached as Exhibit C, to the Company stating that under Section 211 of the Delaware Law, it intends to have the Company hold its 2008 annual meeting, should the Company decide to hold its 2009 annual meeting without holding its 2008 meeting. In addition, the Reporting Persons plan to nominate two directors for the Director class that expired in 2008 and two directors for the Director class that expires in 2009.

On March 25, 2009, Jackson Walker L.L.P. ("Jackson Walker") representing the Company, sent a letter, attached as Exhibit D, to Mr. Sandberg, Red Oak Fund and its attorneys Paul, Hastings, Janofsky and Walker LLP ("Paul, Hastings"). The letter states that the Company will not comply with the Reporting Persons' request for the inspection of books and records, as stated in the March 18 letter to the Company. Jackson Walker contends that the Reporting Persons did not comply with requirements under 8 Del. Code ss. 220.

On March 27, 2009, Mr. Sandberg, Red Oak Fund and Red Oak Partners sent a letter, attached as Exhibit E, to the Company. In the letter, the Reporting Persons contend that they complied with requirements of 8 Del. Code ss. 220 in the March 18, 2009 and March 19, 2009 correspondence. Furthermore, the Reporting Persons requested that the Company explain why it believes the Reporting Persons did not comply with 8 Del. Code ss. 220, as the Company contends in their March 25, 2009 letter.

                                Page 8 of 11 pages

On April 1, 2009, Jackson Walker, representing the Company, sent a letter, attached as Exhibit F, to Mr. Sandberg, Red Oak Fund and Red Oak Partners stating that the Company refused to comply with the March 25 letter requesting certain information from the Company. Jackson Walker stated that the Company does not need to furnish the information as they feel the Reporting Persons request does "not comply with the inspection requirements in Section 220."

On April 3, 2009, Paul, Hastings, on behalf of the Reporting Persons, sent a letter, attached as Exhibit G, to Jackson Walker. Paul, Hastings' letter addressed the previous letter Jackson Walker sent to the Reporting Persons dated Apr. 1, 2009, which stated that the Company refused to give the Reporting Persons certain information. The Apr. 3 letter from Paul, Hastings requested that information relating to the reduction of the Company's Board of Directors in 2007, the addition of a Board member in 2009, and process for nominating Board members, be release to the Reporting Persons.

On April 6, 2009, Jackson Walker sent a letter, attached as Exhibit H, to Mr. Sandberg, Red Oak Fund and Red Oak Partners stating that the Company's Board rejected the Reporting Persons' nominations for Class I and Class II seats, as the nominations were not in accordance with the Company's certificate of incorporation. In addition, the Company also rejects the Reporting Persons' proposals because "they are not proper in form or substance to come before an annual meeting..." The letter goes on to say that the Company would be willing to respect the nominations and limited proposals provided that the Reporting Persons and the Company come to certain agreements, the Reporting Persons provide certain disclosures about its acquisition of the Company's shares, and the Reporting Persons not vote certain shares at the Annual Meeting. The letter also states that the Board will delay the Annual Meeting, as currently scheduled for May 22, 2009, until September 25, 2009, unless the Company and Red Oak reach an agreement prior to April 12, 2009. The company has since that time stated publicly that it will postpone its previously announced May, 2009 stockholder meeting unless it is able to reach an agreement with Red Oak by April 12, which has not happened.

Red Oak currently intends to nominate and seek to elect persons it has selected for all open seats on the company's board of directors, If there are only two seats open, one in the class with a term scheduled to expire in 2008 and one in
the class with a term scheduled to expire in 2009,   Red Oak intends to
nominate David Sandberg and Charles Bernard. If there are two positions open in each class, Red Oak intends also to nominate Adrian Pertierra and Tobin Walker. Red Oak also currently intends to consider steps to compel the company to hold meetings to elect directors and nominating additional persons for election to the director positions whose terms are set to expire in 2010. The purpose of such nominations will be to elect directors who will actively consider the stockholders' expressed desire to carry out the plan of liquidation approved in 2007 and who Red Oak believes will not approve transactions inconsistent with the planned liquidation or involving Mr. Timothy Durham or companies he controls, who will not approve executive

                                Page 9 of 11 pages
compensation plans or further grants of options or restricted shares, and who will, in Red Oak's opinion, be more closely aligned with stockholder interests.

ITEM 7.  Material to be Filed as Exhibits.

	Item 7 is hereby amended to add the following exhibits:

	Exhibit A: Letter to CLST Holdings, Inc. from the Reporting Persons

	Exhibit B: Letter to CLST Holdings, Inc. from the Reporting Persons

	Exhibit C: Letter to CLST Holdings, Inc. from the Reporting Persons

	Exhibit D: Letter to the Reporting Persons from Jackson Walker L.L.P.

	Exhibit E: Letter to CLST Holdings, Inc. from the Reporting Persons

	Exhibit F: Letter to the Reporting Persons from Jackson Walker L.L.P.

	Exhibit G: Letter to Jackson Walker L.L.P. from Paul, Hastings, Janofsky & Walker LLP

	Exhibit H: Letter to the Reporting Persons from Jackson Walker L.L.P.


                                Page 10 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member



				Page 11 of 11 pages